Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
BGS Acquisition Corp.

We have audited the accompanying balance sheet of BGS Acquisition Corp. (a company in the development stage) (the “Company”) as of March 26, 2012.  This balance sheet is the responsibility of the Company’s management.  Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of March 26, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ Rothstein Kass

Roseland, New Jersey
March 30, 2012

BGS ACQUISITION CORP.
(a Company in the Development Stage)
BALANCE SHEET
March 26, 2011

ASSETS
Current Assets
Cash	$160,840
Due from Affiliate	31,389
Restricted Cash Held in Trust	40,600,000
Total Assets	$40,792,229

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities, Deferred Underwriting Compensation	$800,000

Commitments and contingencies
Ordinary Shares Subject to Possible Redemption, 3,447,509 Shares (at Redemption Value)	34,992,218

Shareholders' Equity
Preferred Shares, no par value, unlimited shares authorized; no shares issued and outstanding
Ordinary Shares, no par value, unlimited shares authorized; 5,533,333 shares issued and outstanding	2,573,150
Additional Paid-in Capital	2,450,000
Deficit Accumulated During the Development Stage	(23,139)
Total Shareholders' Equity	5,000,011

Total Liabilities and Shareholders' Equity	$40,792,229

The accompanying notes are an integral part of the balance sheet.

BGS ACQUISITION CORP.
(a Company in the Development Stage)
NOTES TO THE BALANCE SHEET
As of March 26, 2012

1.      DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

BGS Acquisition Corp. (a company in the development stage) (the “Company”), is a newly organized blank check company incorporated as a British Virgin Islands business company and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more operating businesses or assets (“Business Combination”). The Company has neither engaged in any operations nor generated any revenue to date. The Company is considered to be in the development stage as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification, or ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. The Company has selected July 31 as its fiscal year end.

The registration statement for the Company’s initial public offering was declared effective on March 20, 2012. On March 26, 2012, the Company consummated a public offering of 4,000,000 units (“Units”) (the “Public Offering” – Note 3).  Each Unit consists of one ordinary share, no par value (“Ordinary Shares”), and one redeemable Ordinary Share purchase warrant (“Warrant”). The Ordinary Shares sold as part of the units in the Public Offering are referred herein as “public shares.” On March 26, 2012, the Company completed a private placement of 3,266,667 Warrants to the initial investors and the lead underwriter.  The Company received gross proceeds of $42,450,000 before deducting underwriters’ compensation of $1,175,000 (total compensation of $1,200,000 less an initial $25,000 advance) and including $2,450,000 received for the purchase of the 3,266,667 Warrants by the initial investors and the lead underwriter.

Upon the closing of the Public Offering and the private placements, $40,600,000 was placed into a trust account (“Trust Account”) (discussed below). The proceeds placed into the Trust Account were held in cash as of March 26, 2012, and will be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. Treasuries, until the earlier of (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account.  The Trust Account is held at J.P. Morgan Chase N.A., London Branch and maintained by Continental Stock Transfer & Trust Company, acting as trustee.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination.

The Company’s initial shareholder, officers and directors have agreed that the Company will only have until June 26, 2013 to consummate its initial Business Combination (or September 26, 2012, if the Company has entered into a definitive agreement for, but has not yet consummated, its initial Business Combination with a target business by June 26, 2013). If the Company does not consummate a Business Combination within this period of time, it will (i) as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to the public shareholders by way of redemption and (ii) intend to cease all operations except for the purposes of winding up its affairs. This redemption of public shareholders from the Trust Account shall be done automatically by function of the Company’s memorandum and articles of association and prior to any voluntary winding up. The initial shareholder has waived his rights to participate in any redemption with respect to his initial shares. However, if the initial shareholder or any of the Company’s officers, directors or affiliates acquire Ordinary Shares in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not consummate a Business Combination within the required time period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Public Offering.

BGS ACQUISITION CORP.
(a Company in the Development Stage)
NOTES TO THE BALANCE SHEET
As of March 26, 2012

Unless otherwise required by law or the Nasdaq Capital Market or if it decides to seek shareholder approval for business reasons, the Company will not submit the transaction for shareholder approval after it signs a definitive agreement with a target for a Business Combination.  The Company will proceed with a Business Combination if such Business Combination is approved by its board of directors. In the event that it is required to seek shareholder approval in connection with the Business Combination, the Company will proceed only if a majority of the outstanding Ordinary Shares voted are voted in favor of the Business Combination.  In connection with such a vote, if a Business Combination is approved and consummated, shareholders (regardless of how they vote) that elect to put their Ordinary Shares back to the Company for cash will be entitled to receive their pro-rata portion of the Trust Account (together with interest thereon which was not previously used for working capital but net of taxes).  However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. These Ordinary Shares are recorded at a fair value and classified as temporary equity in accordance with ASC 480 “Distinguishing Liabilities from Equity”. The initial shareholder has agreed, in the event the Company is required to seek shareholder approval of its Business Combination, to vote his initial shares in favor of approving a Business Combination. The initial shareholder and the Company’s officers and directors have also agreed to vote Ordinary Shares acquired by them in this Public Offering or in the aftermarket in favor of a Business Combination submitted to the Company’s shareholders for approval.

As long it maintains its status as a foreign private issuer (“FPI”) and is required to comply with the FPI rules, regardless of whether it is required by law or the Nasdaq Capital Market, or if it decides to seek shareholder approval for business reasons, the Company intends to consummate its initial Business Combination and conduct redemptions of Ordinary Shares for cash without a shareholder vote pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”). If the Company is no longer FPI (and no longer required to comply with the FPI rules) and is required by law or the Nasdaq Capital Market to seek shareholder approval, or it decides to seek shareholder approval for business reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the SEC proxy rules and not pursuant to the tender offer rules.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Development stage company

The Company complies with the reporting requirements of FASB ASC 915, “Development Stage Entities.” At March 26, 2012, the Company has not commenced any operations nor generated revenue to date. All activity through March 26, 2012 relates to the Company’s formation, the private placements and the Public Offering. Following the Public Offering, the Company will not generate any operating revenues until after completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on the designated Trust Account after the Public Offering.

Offering costs

Offering costs related to the Public Offering, totaling approximately $2,460,000 (including $1,200,000 of underwriting fees (including a $25,000 advance) paid at closing and $800,000 of deferred underwriting compensation) through the balance sheet date have been charged to shareholders’ equity upon the completion of the Public Offering.

BGS ACQUISITION CORP.
(a Company in the Development Stage)
NOTES TO THE BALANCE SHEET
As of March 26, 2012

Redeemable ordinary shares

As discussed in Note 1, all of the 4,000,000 Ordinary Shares sold as part of a Unit in the Public Offering contain a redemption feature which allows for the redemption of Ordinary Shares under the Company's liquidation or tender offer/shareholder approval provisions. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity's equity instruments, are excluded from the provisions of ASC 480. Although the Company does not specify a maximum redemption threshold, its memorandum and articles of association provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (shareholders' equity) to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Ordinary Shares shall be affected by charges against paid-in capital.

Accordingly, at March 26, 2012, 3,447,509 of the 4,000,000 public shares are classified outside of permanent equity at their redemption value. The redemption value is equal to the pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable (approximately $10.15 at March 26, 2012).

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Under the laws of the British Virgin Islands, the Company is generally not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of March 26, 2012. The Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the period ended March 26, 2012. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

BGS ACQUISITION CORP.
(a Company in the Development Stage)
NOTES TO THE BALANCE SHEET
As of March 26, 2012

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3.      PUBLIC OFFERING

On March 26, 2012, the Company sold 4,000,000 units at $10.00 per unit (“Units”). Each Unit consists of one share of the Company’s ordinary shares, no par value, and one redeemable ordinary share purchase warrant (“Warrant”). Each Warrant will entitle the holder to purchase from the Company one ordinary share at an exercise price of $10.00 commencing on the later of (a) March 21, 2013 or (b) the completion of a Business Combination, and will expire five years from the date of the consummation of the Business Combination, or earlier upon redemption or liquidation. The Warrants will be redeemable by the Company at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the last sale price of the Ordinary Shares equals or exceeds $16.50 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which notice of redemption is given. In the event that a registration statement is not effective at the time of exercise, the holders of the Warrants shall not be entitled to exercise such Warrants (except on a cashless basis under certain circumstances) and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrants and the Warrants will expire worthless.

The Company paid an underwriting discount of three percent (3.0%) of the public unit offering price to the underwriters at the closing of the public offering, with an additional corporate finance fee of two percent (2.0%) of the gross offering proceeds payable in cash to the underwriters upon the closing of a Business Combination.

The Company sold to The PrinceRidge Group LLC for $100, as additional compensation, an option to purchase up to 340,000 units at $15.00 per unit. The units issuable upon exercise of this option are identical to those offered in the Public Offering. This option may be exercised during the five-year period from March 26, 2012 commencing on the later of the consummation of an initial Business Combination and March 26, 2013. The Company has accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimates the fair value of this unit purchase option is approximately $1.48 per unit (for a total fair value of approximately $503,200) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters is estimated as of the date of grant using the following assumptions: (1) expected volatility of 30%, (2) risk-free interest rate of 1.09% and (3) expected life of 5 years. Because the Company’s Units do not have a trading history, the volatility assumption is based on information currently available to management. The volatility assumption was calculated using the average volatility of the Russell Microcap Index.  The Company believes that the volatility estimate is a reasonable benchmark to use in estimating the expected volatility of the Units. Although an expected life of five years was used in the calculation, if the Company does not consummate a Business Combination within the prescribed time period and it liquidates, the option will become worthless. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option to exercise the unit purchase option without the payment of cash.

4.      RELATED PARTY TRANSACTIONS

As of March 26, 2012, the Company’s initial shareholder advanced on its behalf a total of $151,760 for payment of offering costs and formation costs. These advances are non-interest bearing, unsecured and are due at the earlier March 31, 2012 or the closing of the Public Offering.  These advances were repaid at the closing of the Public Offering on March 26, 2012.  At March 26, 2012, there is a balance of $31,389 due from affiliate on the accompanying balance sheet for overpayment to the initial shareholder against these advances and for advances to the initial shareholder for purchase of warrants in the private placement.  These balances were repaid to the Company on March 30, 2012.

BGS ACQUISITION CORP.
(a Company in the Development Stage)
NOTES TO THE BALANCE SHEET
As of March 26, 2012

On October 5, 2011, the Company issued to the initial shareholder, 1,725,000 founders shares for an aggregate purchase price of $25,000 in cash. On March 14, 2012, the Company effectuated an approximate 1.125-to-1 reverse stock split, resulting in a reduction in outstanding shares to 1,533,333. Share amounts have been restated to reflect the retroactive effect of the reverse stock split. These shares include 200,000 Ordinary Shares that are subject to forfeiture if and to the extent the underwriters’ over-allotment option is not exercised, so that the initial shareholder and his permitted transferees will own 25% of the Company’s issued and outstanding shares after the Public Offering. The initial shareholder has agreed that he will not sell or transfer his shares until: (i) with respect to 20% of such shares, upon consummation of the Business Combination, (ii) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (iii) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (iv) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and (v) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and (vi) with respect to 100% of such shares, immediately if, following a Business Combination, the Company engages in a subsequent transaction (1) resulting in the Company’s shareholders having the right to exchange their shares for cash or other securities or (2) involving a merger or other change in the majority of the Company’s board of directors or management team in which the Company is the surviving entity.

The initial shareholder will be entitled to registration rights pursuant to a registration rights agreement signed on or before the date of the prospectus for the Public Offering. The initial shareholder will be entitled to demand registration rights and certain “piggy-back” registration rights with respect to its Ordinary Shares, the Warrants and the Ordinary Shares underlying the Warrants, commencing on the date such Ordinary Shares or Warrants are released from lockup restrictions. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Commencing on March 26, 2012, the Company entered into an agreement with BGS Group SA, an affiliate of the initial shareholder to provide at no cost office space, secretarial, and administrative services. This agreement will expire upon the earlier of: (a) the successful completion of the Business Combination, or (b) the date on which the Company is dissolved and liquidated.

5.      COMMITMENTS & CONTINGENCIES

The Company granted the underwriters a 45-day option to purchase up to 600,000 additional Units to cover the over-allotment at the initial public offering price less the underwriting discounts and commissions.

The underwriters will be entitled to a corporate finance fee of two percent (2.0%) of the Public Offering, including any amounts raised pursuant to the overallotment option, payable in cash upon the closing of a Business Combination.  The deferred corporate finance fee of $800,000 is reflected in the accompanying balance sheet.

6.      WARRANTS ISSUED IN PRIVATE PLACEMENT

On March 26, 2012, the initial investors and the lead underwriter purchased, in a private placement, an aggregate of 3,266,667 Warrants (“Placement Warrants”) at a price of $0.75 per warrant, for an aggregate purchase price of $2,450,000 to the Company.  The Placement Warrants are identical to the Warrants sold as part of the Units in the Public Offering except that, so long as they are held by our initial investors, the lead underwriter or their permitted transferees, (1) they will not be redeemable by the Company and (2) they (including the Ordinary Shares issuable upon exercise of the Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the initial investors or the lead underwriter until 30 days after the completion of an initial Business Combination.  Additionally, for so long as they are held by the lead underwriter or its permitted transferee, the Placement Warrants, may not be exercised after March 21, 2017. If the Company does not complete its initial Business Combination within 15 months from the closing of the Public Offering (or 18 months from the closing of the Public Offering, if the Company has entered into a definitive agreement for, but have not yet consummated, an initial business combination with a target business within such 15 month period), then the proceeds from the sale of the Placement Warrants will be part of the liquidating distribution to the public shareholders and the Placement Warrants issued to the initial investors and the lead underwriter will expire worthless.

BGS ACQUISITION CORP.
(a Company in the Development Stage)
NOTES TO THE BALANCE SHEET
As of March 26, 2012

After its initial Business Combination, the Company will treat the outstanding warrants as a liability due to the cash settlement provisions provided in the Warrant Agreement.  ASC 815-40-55-2 indicates that an event that causes a change of control of an issuer is not within the issuer's control and, therefore, a contract that requires net-cash settlement upon a change in control must be classified as an asset or liability. Management cannot accurately estimate what the cash settlement will be, or if an initial Business Combination will take place, but the expense and cash payment may be material.

In the event of a Fundamental Transaction (as defined in the Warrant Agreement), which can only happen after an initial Business Combination, at the request of the holder delivered at any time through the date that is 30 days after the public disclosure of the consummation of such Fundamental Transaction by the Company pursuant to a report on Form 6-K filed with the SEC, the Company (or the successor entity to the Company) shall purchase this Warrant from the holder by paying to the holder, within five trading days after such request, cash in an amount equal to the Black Scholes Value of the remaining unexercised portion of the Warrant on the date of such Fundamental Transaction. Any holder that receives cash pursuant to the immediately preceding sentence shall not receive any Alternate Consideration (as defined in the Warrant Agreement) from such transaction. For the forgoing purposes, the “Black Scholes Value” means the value of the Warrant based on the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg using (i) a price per Ordinary Share equal to the Closing Sale Price of the Ordinary Shares for the Trading Day immediately preceding the date of consummation of the applicable Fundamental Transaction, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request, (iii) an expected volatility equal to the greater of (A) forty percent (40%) and (B) the 30-day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately following the announcement of the Fundamental Transaction, (iv) a “Style” of “Warrant” and (v) a “Warrant type” of “Capped” where “Call cap” equals $16.50.

7. TRUST ACCOUNT

Upon the closing of the Public Offering and the private placement of 3,266,667 Warrants, a total of $40,600,000 was placed in the trust account. At March 26, 2012, all proceeds in the trust account were held in cash.

8. SHAREHOLDERS’ EQUITY

Ordinary Shares — The Company is authorized to issue an unlimited number of Ordinary Shares. Holders of the Ordinary Shares are entitled to one vote for each ordinary share. At March 26, 2012, there were 5,533,333 Ordinary Shares outstanding (200,000 of which are subject to forfeiture by the initial shareholder if the underwriter’s over-allotment is not exercised).  On March 14, 2012, the Company effectuated an approximate 1.125-to-1 reverse stock split. Share amounts have been restated to reflect the retroactive effect of the reverse stock split.

Preferred Shares — The Company is authorized to issue an unlimited number of preferred shares in five different classes with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At March 26, 2012, the Company has not issued any preferred shares.

9. SUBSEQUENT EVENTS

Management has approved the financial statements and performed an evaluation of subsequent events through March 30, 2012, the date the financial statements were available for issuance, noting no items which require adjustment or disclosure.